SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

SCIELE PHARMA, INC.
(Name of Subject Company)

TALL BRIDGE, INC.
SHIONOGI & CO., LTD.
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)
________________

808627103
(Cusip Number of Class of Securities)

Isao Teshirogi
Shionogi & Co., Ltd.
1-8 Doshomachi 3-chome
Chuo-ku, Osaka, 541-0045, Japan
Telephone: +81 6 6202-2161
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Theodore A. Paradise
Michael Davis
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed on September 8, 2008 by Shionogi & Co., Ltd., a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan (“Shionogi”), and Tall Bridge, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shionogi, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Sciele Pharma, Inc., a Delaware corporation (“Sciele”), at $31.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 8, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

 “The initial period of the Offer expired at 12:00 Midnight, New York City time, on Friday, October 3, 2008. According to the Depositary, a total of approximately 27,134,821 Shares (excluding Shares tendered through notices of guaranteed delivery) were validly tendered to Purchaser and not withdrawn, representing approximately 85.44% of the Shares outstanding. Additional Shares were tendered through notices of guaranteed delivery. Purchaser has accepted all Shares that were validly tendered and not withdrawn prior to expiration of the Offer, and payment for such Shares will be made promptly, in accordance with the terms of the Offer.

On October 6, 2008, Shionogi and Sciele issued a joint press release announcing the results of the Offer and that Purchaser has commenced a Subsequent Offering Period for all remaining untendered Shares expiring at 5:00 p.m., New York City time, on Wednesday, October 8, 2008. During the Subsequent Offering Period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same $31.00 per Share cash consideration paid during the initial offering period. Purchaser will immediately accept for payment all Shares validly tendered during this Subsequent Offering Period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are the same as those described for the Offer in the Offer to Purchase, except that (i) guaranteed delivery procedures may not be used during the Subsequent Offering Period and (ii) Shares tendered during the Subsequent Offering Period may not be withdrawn. The full text of the joint press release issued by Shionogi and Sciele announcing the extension to the Offer is filed as Exhibit (a)(8) hereto and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(8)	Joint press release issued by Shionogi and Sciele dated October 6, 2008.”

2

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 6, 2008

TALL BRIDGE, INC.

By:	/s/ Sachio Tokaji
Name: Sachio Tokaji
Title: Treasurer & Director

SHIONOGI & CO., LTD.

By:	/s/ Isao Teshirogi
Name: Isao Teshirogi
Title: President & Representative Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(8)	Joint press release issued by Shionogi and Sciele dated October 6, 2008.